FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                22 March 2004


                               File no. 0-17630


                              CRH - Acquisition


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).



Enclosure: Acquisition


                       N  E  W  S     R  E  L  E  A  S  E

                                                                22nd March 2004



                            CRH AGREES TO BUY 49% OF
                  MAJOR PORTUGUESE BUILDING MATERIALS PRODUCER


CRH plc, the international building materials group, today announced that it has reached agreement to acquire a 49% equity stake in Secil, a major Portuguese manufacturer of cement and readymixed concrete. Secil is a wholly-owned subsidiary of Semapa, a publicly quoted company in Portugal. Semapa and CRH have also agreed the terms of a shareholder agreement under which they will have joint management control of Secil. The agreement is based on an enterprise value of EUR900 million for 100% of Secil, including an estimated EUR44 million relating to Secil's investment in associated undertakings. Under the assumption of net debt at closing of EUR140 million, the cash consideration for CRH's 49% share of Secil will be EUR372 million, on which goodwill of EUR45 million arises. Subject to the satisfactory outcome of the due diligence process and obtaining approval from the European Commission, the transaction is expected to close by mid-year.


In Portugal, Secil operates three integrated cement plants with total capacity of 4.2 million tonnes, 41 readymixed concrete plants, 6 hard rock quarries and has access to total permitted stone reserves of approximately 550 million tonnes. The company also produces precast concrete and mortars in Portugal. Secil is a prominent producer of cement in southeastern Tunisia where it has one plant with capacity of 1.1 million tonnes. These operations employ approximately 2,000 people.


In 2003, Secil produced 4.3 million tonnes of cement (3.2 million in Portugal and 1.1 million tonnes in Tunisia), and also produced 2.2 million cubic metres of readymixed concrete and 2.8 million tonnes of aggregates in Portugal. 2003 results were impacted by a significant contraction in Portuguese cement demand and an overall decline in construction activity in Portugal. Excluding its share of results of associated undertakings, Secil reported consolidated sales of EUR418 million in 2003 (2002: EUR491 million) and profit before interest, tax, depreciation and amortisation (EBITDA) of EUR123 million (2002: EUR172 million). Operating profit (EBITA) for 2003 amounted to EUR69 million (2002: EUR117 million).


In addition to its consolidated operations, Secil has a number of investments in associated undertakings in Portugal and Lebanon and has a management contract to operate a cement grinding facility in Angola.


Commenting on the proposed transaction, Liam O'Mahony, Chief Executive of CRH plc, said:


"This transaction presents a unique strategic opportunity for the Europe Materials Division. It offers a leadership position in the attractive Portuguese cement market, which has traditionally had high per capita consumption, and also provides development opportunities in Tunisia and Lebanon. The partnership between CRH and Semapa will result in a strong combination of knowledge, experience and resources which will facilitate the expansion of Secil's businesses across the industry supply chain, particularly as the general economy in Portugal recovers and construction activity increases."


Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony Chief Executive

Myles Lee Finance Director

Declan Doyle Managing Director, Europe Materials

Maeve Carton Group Controller

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date: 22 March 2004

                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        Finance Director